As filed with the Securities and Exchange Commission on April 9, 1999.
                                             Registration No. 333-67543

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                     POST-EFFECTIVE AMENDMENT NO. 2 TO
                                  FORM S-3
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933

                                   _________

                      MARSH & MCLENNAN COMPANIES, INC.
           (Exact name of Registrant as specified in its charter)

                                  DELAWARE
                      (State or other jurisdiction of
                       incorporation or organization)

                                 36-2668272
                    (I.R.S. Employer Identification No.)

                                 _________
                        1166 AVENUE OF THE AMERICAS
                          NEW YORK, NY 10036-2774
                               (212) 345-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code,
             of each Registrant's Principal Executive Offices)

                                 _________
                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                      MARSH & MCLENNAN COMPANIES, INC.
                        1166 AVENUE OF THE AMERICAS
                          NEW YORK, NY 10036-2774
                               (212) 345-5000

         (Name, Address, Including Zip Code, and Telephone Number,
                 Including Area Code, of Agent for Service)

                                  Copy to:
                            GREGORY A. FERNICOLA
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

                                 _________
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                 _________


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ( )
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (X)
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ( )

=============================================================================



                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

 ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses to be borne by MMC in connection with the offerings described in this Registration Statement. All such expenses other than the Securities and Exchange Commission registration fee are estimates.

   Securities and Exchange Commission Registration Fee     $750,600
   Transfer Agents, Trustees and Depositary's
        Fees and Expenses                                    10,000
   Printing and Engraving Fees and Expenses                  75,000
   Accounting Fees and Expenses                             100,000
   Legal Fees                                               150,000
   Rating Agency Fees                                       100,000
   Miscellaneous (including Listing
        Fees, if applicable)                                 14,400
                                                         ___________
            Total                                        $ 1,200,000
                                                         ===========

 ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

      As authorized by Section 145 of the General Corporation Law of the State of Delaware, each director and officer of MMC may be indemnified by MMC against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of MMC if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of MMC and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of MMC, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to MMC unless a court determines otherwise.

      In addition, MMC maintains directors' and officers' liability policies.

      Article Sixth of the Restated Certificate of Incorporation of MMC provides that, to the fullest extent permitted by law, directors of MMC will not be liable for monetary damages to MMC or its stockholders for breaches of their fiduciary duties. In addition, Article Sixth of the Restated Certificate of Incorporation of MMC and Article VI of the Bylaws of MMC provide that MMC shall indemnify directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware.


 ITEM 16.  EXHIBITS

      The following is a list of all exhibits filed as a part of this amendment to the registration statement on Form S-3, including those incorporated herein by reference.

 Exhibit
 Number                   Description of Exhibits

 1.1 The form of underwriting agreement will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.1         Form of senior indenture.*
 4.2         Form of subordinated indenture.*
 4.3 The form of any senior debt security with respect to each particular series of senior debt securities issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.4 The form of any subordinated debt security with respect to each particular series of subordinated debt securities issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.5 The form of any certificate of designation with respect to any preferred stock issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 5.1         Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
 12.1        Statement re:  Computation of ratio of earnings to fixed
             charges.*
 23.1        Consent of Deloitte & Touche LLP, Independent Accountants.
 23.2 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
 23.3        Consent of PricewaterhouseCoopers, Chartered Accountants.*
 24.1        Power of attorney of certain officers and directors of the registrant.*
 25.1 Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of State Street Bank and Trust, as trustee under the senior indenture.*
 25.2 Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of State Street Bank and Trust, as trustee under the subordinated indenture.*
 ________________
 * Previously filed.


   ITEM 17.  UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that paragraphs (1)(i) and 1(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Marsh & McLennan Companies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York on April 9, 1999.

                        MARSH & MCLENNAN COMPANIES, INC.



                        By /s/ A.J.C. Smith
                           ------------------------------------------
                           Name:  A.J.C. Smith
                           Title:  Chairman & Chief Executive Officer



      Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                TITLE                                DATE
     ---------                -----                                -----
  /s/ A.J.C. Smith        Chairman & Chief Executive Officer   April 9, 1999
 ---------------------    (Principal Executive Officer)
 A.J.C. Smith


 /s/ Frank J. Borelli     Senior Vice President & Chief        April 9, 1999
 ---------------------    Financial Officer
 Frank J. Borelli         (Principal Financial Officer)


 /s/ Douglas C. Davis     Vice President and Controller        April 9, 1999
 ---------------------    (Principal Accounting Officer)
 Douglas C. Davis


       *
----------------------    Director                             April 9, 1999
 Norman Barham


       *
----------------------    Director                             April 9, 1999
 Lewis W. Bernard


       *
----------------------    Director                             April 9, 1999
 Peter Coster


       *
----------------------    Director                             April 9, 1999
 Robert F. Erburu


       *
----------------------    Director                             April 9, 1999
 Jeffrey W. Greenberg


       *
----------------------    Director                             April 9, 1999
 Ray J. Groves


       *
----------------------    Director                             April 9, 1999
 Stephen R. Hardis


        *
----------------------    Director                             April 9, 1999
Gwendolyn S. King


       *
----------------------    Director                             April 9, 1999
 The Rt. Hon. Lord
 Lang of Monkton


       *
----------------------    Director                             April 9, 1999
 Lawrence J. Lasser


       *
----------------------    Director                             April 9, 1999
 David A. Olsen


       *
----------------------    Director                             April 9, 1999
 John D. Ong


       *
----------------------    Director                             April 9, 1999
 George Putnam


       *
----------------------    Director                             April 9, 1999
 Adele Smith Simmons


       *
----------------------    Director                             April 9, 1999
 John T. Sinnott


       *
----------------------    Director                             April 9, 1999
 Frank J. Tasco


       *
----------------------    Director                             April 9, 1999
 Saxon Riley


       *
----------------------    Director                             April 9, 1999
 W. R. P. White-Cooper


      * Gregory F. Van Gundy, by signing his name hereto, does hereby execute this Registration Statement on behalf of the directors of the Registrant indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and filed as exhibits to the Registration Statement.


                          By:  /s/ Gregory F. Van Gundy
                             --------------------------------
                               Gregory F. Van Gundy
                               Attorney-in-fact



                               EXHIBIT INDEX


 Exhibit
 Number                   Description of Exhibits

 1.1 The form of underwriting agreement will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.1       Form of senior indenture.*
 4.2       Form of subordinated indenture.*
 4.3 The form of any senior debt security with respect to each particular series of senior debt securities issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.4 The form of any subordinated debt security with respect to each particular series of subordinated debt securities issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 4.5 The form of any certificate of designation with respect to any preferred stock issued hereunder will be filed as an exhibit to a Current Report of the registrant on Form 8-K and incorporated herein by reference.
 5.1       Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
 12.1      Statement re:  Computation of ratio of earnings to fixed
           charges.*
 23.1      Consent of Deloitte & Touche LLP, Independent Accountants.
 23.2      Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
           Exhibit 5.1).*
 23.3      Consent of PricewaterhouseCoopers, Chartered Accountants.*
 24.1      Power of attorney of certain officers and directors of the registrant.*
 25.1 Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of State Street Bank and Trust, as trustee under the senior indenture.*
 25.2 Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of State Street Bank and Trust, as trustee under the subordinated indenture.*
 ________________
 *Previously filed.